VF 12-4-03

SECUI 03052860 MMISSION

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

CM

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SEC FILE NUMBER
8- 5889

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-02 AND ENDING 09-30-03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin/Templeton Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo (City) CA (State) 94403-1906 (Zip Code)

SEC MAIL RECEIVED NOV 2 8 2003 WASH. D.C. 187

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Corcoran (650)525-7510
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name - *if individual, state last, first, middle name*)

333 Market Street (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

D 12-9

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRICEWATERHOUSECOOPERS

Franklin/Templeton Distributors, Inc. and Subsidiaries

Report on Audit of Consolidated Statement of Financial Condition
September 30, 2003

PRICEWATERHOUSECOOPERS

Report of Independent Auditors

Franklin/Templeton Distributors, Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Franklin/Templeton Distributors, Inc. (a wholly-owned subsidiary of Franklin Resources, Inc.) and subsidiaries as of September 30, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this consolidated financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 17, 2003

Franklin/Templeton Distributors, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
September 30, 2003

Assets	
Cash and cash equivalents	$ 165,902,500
Commission and distribution fees receivable	64,637,605
Receivable from Sponsored Funds	16,225,690
Investment securities, available for sale	20,003,235
Deferred sales commissions, net	45,422,599
Due from parent and affiliates	67,747,793
Property and equipment, net	1,118,313
Intangible assets, net	572,405,138
Prepaid expenses and other	4,388,302
Total assets	$ 957,851,175
Liabilities and Stockholder's Equity	
Liabilities	
Commission and distribution fees payable to dealers	$ 60,752,290
Trade payables and accrued expenses	52,401,083
Due to affiliates	44,741,226
Total liabilities	157,894,599
Commitments (Note 7)	
Stockholder's equity	
Common stock, $1.00 par value, 20,000 shares authorized; 2,355 shares issued and outstanding	2,355
Capital in excess of par value	1,650,266,783
Accumulated other comprehensive income	14,622
Accumulated deficit	(850,327,184)
Total stockholder's equity	799,956,576
Total liabilities and stockholder's equity	$ 957,851,175

The accompanying notes are an integral part of this consolidated financial statement.

1. Nature of Business

Franklin/Templeton Distributors, Inc. (the Company) is a wholly-owned subsidiary of Franklin Resources, Inc. (Franklin). The Company is registered with the Securities and Exchange Commission as a broker dealer and serves as the principal underwriter for the Franklin, Templeton and Mutual Series funds (the Sponsored Funds).

The Company acts as a distributor for its Sponsored Funds and receives commission and distribution fees. Commissions are earned primarily from Sponsored Funds sales. Distribution fees are generally based on the level of assets under management. These distribution fees include 12b-1 fees paid by the Sponsored Funds in reimbursement for distribution expenses incurred up to a maximum allowed by each fund. A significant portion of underwriting commissions and distribution fees are paid to selling intermediaries.

The Company's wholly-owned subsidiaries are registered investment advisors with the Securities and Exchange Commission. They earn revenue from providing investment advisory services to their Sponsored Funds. All services are provided under contracts that set forth the fees to be charged, generally based upon the level of assets in each fund. The contracts are subject to annual review by the Funds' Board of Directors/Trustees and shareholders.

2. Significant Accounting Policies

Basis of Presentation
The consolidated financial statement is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of estimates made by management. Actual amounts may differ from these estimates. The consolidated financial statement includes the accounts of Franklin/Templeton Distributors, Inc. and its wholly-owned subsidiaries. All material intercompany accounts and transactions between the Company and its subsidiaries have been eliminated from the consolidated financial statement.

Comprehensive Income
Total comprehensive income includes net loss and unrealized gains and losses on available-for-sale securities.

Cash and Cash Equivalents
Cash and cash equivalents consist principally of amounts held in money market funds for which an affiliate acts as investment adviser. Due to the relatively short-term nature of these instruments, the carrying value approximates fair value.

Investment Securities
The Company's subsidiaries hold investment securities in Sponsored Funds. The investments are carried at fair value, which is based on the last reported net asset value per share.

Unrealized gains and losses on available-on-sale securities are reported within other comprehensive income as a separate component of stockholder's equity until realized. Realized gains and losses are recognized on the specific identification method.

Deferred Sales Commissions
Sales commissions paid to financial intermediaries in connection with the sale of certain Sponsored Funds are deferred and amortized on a straight-line basis over a period of up to eighteen months, the period in which management estimates that they will be recovered from distribution plan payments and from contingent deferred sales charges.

With respect to certain Sponsored Funds' deferred sales commissions, the Company sells the right to future distribution plan payments and contingent deferred sales charges. Such sales are pursuant to an agreement with an affiliate of Franklin. For the year ended September 30, 2003, proceeds from the sale of these future revenue streams aggregated $103,590,821. There was no gain or loss on the sale.

Income Taxes
The Company is included in the consolidated Federal and combined California income tax returns of Franklin. Franklin allocates these income taxes to the Company using the separate return method with the exception that Franklin does not allocate to the Company tax benefits arising from its net operating losses. The Company files its state income tax returns, with the exception of California, on a separate basis.

Property and Equipment
Property and equipment are recorded at cost and are depreciated on the straight-line basis over their estimated useful lives. Expenditures for repairs and maintenance are charged to expense when incurred.

Intangible Assets
Intangible assets consist mainly of the estimated value of mutual fund management and other contracts from the acquisition of the assets Heine Securities Corporation. Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired.

The Company amortizes intangible assets over their estimated useful lives, ranging from 5 to 15 years, using the straight-line method, unless the asset is determined to have an indefinite useful life. Amounts assigned to indefinite-lived intangible assets primarily represent the value of contracts to manage assets in mutual funds, for which there is no foreseeable limit on the contract period and trade names.

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, indefinite-lived intangible assets and goodwill are no longer amortized.

The Company reviews intangible assets and goodwill, at least annually, to determine whether the value of the assets is impaired and the amortization periods are appropriate. If an asset is impaired, the difference between the value of the asset reflected on the financial statements and its current fair value is recognized as an expense in the period in which the impairment occurs.

Intangible assets subject to amortization are reviewed for impairment at each reporting period on the basis of the expected future undiscounted operating cash flows without interest charges to be derived from these assets. For intangible assets with indefinite lives, fair value is determined based on anticipated discounted cash flows. Goodwill is impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit, In estimating the fair value of the reporting

unit, we use valuation techniques based on discounted cash flows similar to models employed in analyzing the purchase price of an acquisition target.

3. Investment Securities

Investments, available-for-sale, at September 30, 2003:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Sponsored Funds	$ 19,897,350	$ 581,336	$ (475,451)	$ 20,003,235

4. Intangible Assets

The following is a summary of intangible assets at September 30, 2003:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets	$ 31,546,000	$ (19,652,722)	$ 11,893,278
Goodwill and non-amortized intangible assets			
Goodwill	126,169,051	(13,399,462)	112,769,589
Management contracts	510,490,000	(62,747,729)	447,742,271
Total	$ 668,205,051	$ (95,799,913)	$ 572,405,138

On October 1, 2001, the Company adopted Statement of Financial Accounting Standard No. 142 *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside a business combination and the recognition and measurement of goodwill and other intangible assets after acquisition. Under the new standard, all goodwill and indefinite-lived intangible assets, including those acquired before initial application of the standard, will not be amortized but will be tested for impairment at least annually. Accordingly, on October 1, 2001, the Company ceased amortization on goodwill and indefinite-lived assets. As of March 31, 2003, the Company completed the impairment testing of goodwill and indefinite-lived intangible assets under the guidance set out in SFAS 142 and determined that there is no impairment to the goodwill and indefinite-lived assets as of October 1, 2002.

5. Property and Equipment

The following is a summary of property and equipment at September 30, 2003:

Furniture and equipment	$ 11,895,796
Less: accumulated depreciation	(10,777,483)
	$ 1,118,313

6. Income Taxes

Deferred taxes as of September 30, 2003 of approximately $14.9 million related primarily to state net operating loss carryforwards, deferred sales commissions, depreciation on property and equipment and compensation accruals. A full valuation allowance has been recognized for all deferred amounts.

7. Commitments

The Company leases office space and office equipment under agreements expiring at various dates through fiscal year 2005 which are accounted for as operating leases. Lease commitments under non-cancelable operating leases as of September 30, 2003 are:

2004	$ 1,197,906
2005	855,726
	$ 2,053,632

8. Employee Benefit and Incentive Plans

Franklin sponsors a defined contribution and profit sharing plan covering substantially all employees of Franklin and its subsidiaries. The plan is funded on an annual basis as determined by the Board of Directors of Franklin.

Franklin sponsors an Annual Incentive Plan and other incentive programs covering certain employees of Franklin and its U.S. subsidiaries.

9. Related Party Transactions

Certain expenses are allocated to the Company for costs incurred by affiliated companies, which benefit the Company. Amounts due to affiliates relate to these transactions. Due from parent and affiliates represent primarily cash advances to parent.

Franklin has agreed to continue to provide the financial support necessary to fund the Company's operations.

10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, no less than the greater of $250,000 or 2 percent of aggregate debit items. Since the Company does not carry customer accounts and does not have customer debits, the minimum net capital balance is $250,000. At September 30, 2003, the Company had net capital of $50,119,721 which was $49,869,721 in excess of its required minimum.